EXHIBIT 11 – COMPUTATION OF INCOME (LOSS) PER SHARE

(In thousands, except per share data)	Year Ended December 31,
	2013	2012	2011
NUMERATOR:
Net income (loss) attributable to the Company – common shares	$(48,460)	$(183,112)	$42,946
Less: Participating securities dividends	2,566	8,456	2,972
Net income (loss) attributable to the Company per common share – basic and diluted	$(51,026)	$(191,568)	$39,974
DENOMINATOR:
Weighted average common shares outstanding – basic	357,662	356,915	355,907
Effect of dilutive securities:
Stock options and restricted stock (1)	-	-	621
Weighted average common shares outstanding – diluted	357,662	356,915	356,528
Net income (loss) attributable to the Company per common share:
Basic	$(0.14)	$(0.54)	$0.11
Diluted	$(0.14)	$(0.54)	$0.11

(1)           8.8 million, 9.5 million, and 6.0 million stock options were outstanding at December 31, 2013, 2012 and 2011, respectively, that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.